UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

GTY Technology Holdings Inc.

(Name of Issuer)

  Common Stock, par value $0.0001 per share

(Titles of Class of Securities)

362409104

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☐  Rule 13d-1(c)

☒  Rule 13d-1(d)

* The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 362409104	Schedule 13G

1	NAME OF REPORTING PERSON Joseph M. Tucci
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 3,050,090 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,050,090 (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,050,090 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.1% (2)
12	TYPE OF REPORTING PERSON IN

(1) Includes 2,731,111 shares of common stock, par value $0.0001 per share (the “Common Stock”) of GTY Technology Holdings Inc. (the “Issuer”) issuable upon exercise of warrants held by Mr. Tucci.

(2) Based on (i) 57,495,291 Shares of the Issuer issued and outstanding as of May 13, 2021 as reported in the Issuer’s Form 10-Q filed with the U.S. Securities and Exchange Commission on May 13, 2021 and (ii) 2,731,111 shares of Common Stock issuable upon exercise of warrants held by Mr. Tucci.

Item 1(a).	Name of Issuer:

GTY Technology Holdings Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1180 North Town Center Drive, Suite 100

Las Vegas, Nevada 89144

Item 2(a).	Name of Person Filing:

Joseph M. Tucci

Item 2(b).	Address of Principal Business Office or, if none, Residence:

1180 North Town Center Drive, Suite 100

Las Vegas, Nevada 89144

Item 2(c).	Citizenship:

See response to Item 4 on cover page.

Item 2(d).	Titles of Classes of Securities:

Common Stock, par value $0.0001 per share.

Item 2(e).	CUSIP Number:

362409104

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

Not applicable.

Item 4.	Ownership

(a)	Amount beneficially owned:

See response to Item 9 on cover page.

(b)	Percent of class:

See response to Item 11 on cover page.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See response to Item 5 on cover page.

(ii)	Shared power to vote or to direct the vote:

See response to Item 6 on cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See response to Item 7 on cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See response to Item 8 on cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 9, 2021

Joseph M. Tucci

By:	/s/ Joseph M. Tucci
Name:	Joseph M. Tucci